April 22, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Insurance Company Post-Effective Amendment No. 25 filed March 10, 2021 (File No. 333-40161)

Dear Mr. Oh:

On March 10, 2021, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account UL (“Separate Account UL” or the “Registrant”), filed Post-Effective Amendment No. 25 (File No. 333-40161) (the “Amendment”) relating to the registration statement on Form N-6 for the Equity Options and the Fixed Policy. On April 5, 2021, we provided an updated copy of the prospectus and SAI that included our proposed revisions to address applicable comments received on other registration statements (the “Correspondence Filing”). On behalf of MLIC and Separate Account UL, we are responding to the comments to the Correspondence Filing that you provided to us orally on April 20, 2021.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the Correspondence Filing. To the extent that MLIC’s responses herein refer to proposed disclosure revisions, such changes will be reflected in an amendment to the registration statement filed pursuant to paragraph (b) of Rule 485, which will also reflect final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits. Changed pages are attached hereto for the Staff’s review.

Comment #	Document Location	SEC Comment	Registrant Response
1.	General	Where a comment is made with respect to disclosure in one location, please ensure that it is carried over to other similar disclosure in the prospectus.	The Registrant will ensure that all comments are carried over to other similar disclosure in the prospectus, as applicable.
2.	General	Please confirm all material state specific and intermediary	Registrant confirms all material state specific and

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Sonny Oh

April 22, 2021

		specific variations have been disclosed.	intermediary specific variations have been disclosed.
3.	Prospectus Cover	Please ensure that the name of the product on the prospectus cover and SAI matches the Edgar identifier for the product.	Registrant will ensure that the name of the product Prospectus and SAI Matches the Edgar Identifier for the Product.
4.	Prospectus Cover	Please provide the full name of the Registrant on the prospectus cover.	The Registrant will make the requested change.
5.	Prospectus Cover	Please remove “The Policy without riders Policy” from the second to last sentence of the first paragraph.	Registrant will make the requested change.
6.	Prospectus Cover	Please define the term “Portfolios” on the prospectus cover or in the glossary.	Registrant will define “Portfolios” in the glossary.
7.	Key Information (Page 3)	In the column labeled “Location in Prospectus” for “Transaction Charges,” please provide a cross reference to additional information in the prospectus for the illustration charges.	The Registrant will make the requested change.
8.	Key Information (Page 3)	Please replace the reference to a “separate account charge” with a reference to a “mortality and expense risk charge” at the end of the list of charges included in the description of “Ongoing Fees and Expenses (annual charges).”	The Registrant will make the requested change.
9.	Key Information (Page 3)	We note that Instruction 2(c)(i) to Item 2 of Form N-6 requires a statement that “investors should view the policy specifications page of their Contract for rates applicable to their Contract.”	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

If applicable, please provide a statement that refers investors to a similar document for the Equity Options.
10.	Key Information (Page 3)	Please replace the reference to the investment options with a reference to the Portfolios in the last two sentence of “Risks Associated with Investment Options.”	The Registrant will make the requested change.
11.	Key Information (Page 3)	We note that the investment strategy of one of the two available Portfolios appears to be fairly aggressive. Consider adding additional disclosure under “Risks Associated with Investment Options” accordingly.	While Registrant recognizes that the Morgan Stanley Discovery Portfolio had significant positive performance for 2020, the investment objective of the Portfolio does not appear to be overly aggressive in that the Portfolio seeks capital appreciation. Moreover, Registrant believes that the most appropriate place to disclose Portfolio risk is in the Portfolio prospectus.
12.	Key Information (Page 3)

Please replace the word “Policy” with the word “Equity Options” in the first sentence of “Insurance Company Risks.”

Please also add a reference to Equity Options in the second clause of the first sentence of “Insurance Company Risks.”

The Registrant will make the requested changes.
13.	Key Information (Page 4)	Please delete the second sentence under “Contract Lapse.”	The Registrant will make the requested change.
14.	Key Information (Page 4)	In the final paragraph of “Investments,” please replace the reference to the “Policy” with a reference to the “Equity Options.”	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

15.	Key Information (Page 4)	Please disclose under “Optional Benefits” that investors are limited to one portfolio if they select the Equity Additions Rider.	The Registrant will make the requested change.
16.	Key Information (Page 4)

Please replace the references to the “Policy” with references to the “Equity Options” under “Tax Implications.”

Please also replace the reference to “tax deferral” with a reference to “tax benefits” in the second paragraph under “Tax Implications.”

The Registrant has made clarifying changes.
17.	Key Information (Page 4)

Please replace the word “is” with the word “are” in the first sentence of the description of “Investment Professional Compensation.”

Please also add the word “financial” in between the words “an” and “incentive” in the third sentence.

The Registrant will make the requested changes.
18.	Key Information (Page 4)	Please revise the paragraph under “Exchanges” to refer to the Equity Options instead of the Policy.	The Registrant has made clarifying changes.
19.	Overview of the Equity Options (Page 5)	Please provide a better explanation of the Equity Options and the Fixed Policy that is written in plain English.	The Registrant will make the requested change.
20.	Overview of the Equity Options (Page 5)	Please delete the final sentence under “Payment of Premiums” as it is duplicative of existing disclosure.	The Registrant will make the requested change.
21.	Overview of the Equity Options (Page 6)	Under “Investment Options,” please confirm whether there are any other restrictions on selecting portfolios (i.e., if you may only allocate a certain	The Registrant confirms that there are no other restrictions.

Sonny Oh

April 22, 2021

percentage of premium payments to one Portfolio.
22.	Fee Tables (Page 6)	We note the reference to the “Fixed Policy’s specifications page” in the first paragraph under Fee Tables. If the Fixed Policy’s specifications page provides information about both the Fixed Policy and the Equity Options, keep the disclosure under fee tables and add the disclosure to Ongoing Fees and Expenses in the Key Information table. If not, you will need to provide comparable disclosure in both locations for the Equity Options.	Registrant will make the requested change.
23.	Fee Tables (Page 6)	Please delete “or make purchase payments” from the end of the second paragraph under “Fee Tables.”	The Registrant will make the requested change.
24.	Fee Tables (Page 6)	Please delete the words “Base Contract” from the column currently labeled “Base Contract Charge.”	The Registrant will make the requested change.
25.	Fee Tables (Page 7)	Please add the words “Base Contract” to the column currently labeled “Charge.”	The Registrant will make the requested change.
26.	Fee Tables (Page 7)	Please revise the last sentence under “Annual Portfolio Expenses” to better follow the language provided in Form N-6.	The Registrant will make the requested change.
27.	Principal Risks (Page 8)	We note the third sentence under “Investment Risk” refers to the “Equity Options death benefit.” If there is an Equity Options death benefit, you should provide the information	The Equity Options Death benefit is the standard death benefit provided under Equity Options and it is fully described under “Equity Options Death Benefits”;

Sonny Oh

April 22, 2021

		in the prospectus required by Item 11 of Form N-6.	therefore Item 11 is not applicable.
28.	General (Page 13)	Please provide a benefits table in response to Item 11 of Form N-6 that includes a description of the Equity Options death benefit and any other benefits available.	Please see our response to 27 above.
29.	Purchasing Equity Options (Page 13)	Please revise the first paragraph of “Purchasing Equity Options” in light of the fact that Equity Options are no longer offered.	The Registrant has made clarifying changes.
30.	Death Benefit (Page 18)

Under “Equity Options Death Benefits,” if the calculations are the same for the Equity Additions and the Equity Enricher, please amend your disclosure to make it clear to the reader that the examples illustrate both Equity Options.

If the Equity Enricher functions differently, you will have to provide a separate example.

The Registrant has made clarifying changes.
31.	Sales and Distribution of the Policies	Under “Distributing the Equity Options,” please include information responsive to Item 7(b) of Form N-6, which requires information on the commissions paid to dealers as a percentage of premiums.	The Registrant has revised the section.
32.	Appendix A (Page A-1)	Please replace the refence to “Policy” with a reference to “the Fixed Policy and the Equity Options” in the first sentence of the second paragraph of Appendix A.	The Registrant will make the requested change.
33.	SAI (Page SAI-1)	Please ensure that the product name on the front cover of the	The Registrant will make the requested change.

Sonny Oh

April 22, 2021

SAI matches the Edgar identifier.
34.	SAI (Page SAI-2)	Please indent “Payment of Proceeds” and “Potential Conflicts of Interest” in the Table of Contents.	The Registrant will make the requested change.
35.	Part C (Item 35)	If the information in Item 35 is included in the Registrant’s Form N-CEN, it may be omitted from this N-6 and replaced with the word “Omitted.”	The Registrant acknowledges that this information may be omitted, but will retain the information in the Part C.
36.	Part C (Item 37)	Please consider replacing the reference to the Policy in Item 37 with a reference to the Equity Options.	The Registrant will make the Requested change.

The Registrant will not use Rule 498A to satisfy prospectus delivery requirements in 2021. Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/  W. Thomas Conner

W. Thomas Conner

Shareholder